Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 25, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Block Listing of Ordinary Shares: Gallaher Group Plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of five million ordinary shares of 10p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Gallaher Group Plc Savings Related Share Option Scheme, the Deferred Bonus Plan and the Performance Share Plan.

The shares being issued are split between each scheme or plan as follows:

2,300,000	Savings Related Share Option Scheme
900,000	Deferred Bonus Plan
1,800,000	Performance Share Plan

Directors’ Shareholdings under Dividend Reinvestment Plan: Gallaher Group Plc also announces that John Gildersleeve (Chairman) participates in part in the Company’s Dividend Reinvestment Plan and has notified the Company that he has a direct interest in a further 1 share, acquired at a price of £7.094702 per share under this Plan. Mr Gildersleeve now has an interest in a total of 26,582 shares in the Company. Sir Graham Hearne (Deputy Chairman) also participates in the Company's Dividend Reinvestment Plan and has notified the Company that he has a beneficial interest in a further 80 shares, acquired at a price of £7.094702 per share under this Plan. Sir Graham now has an interest in a total of 5,796 shares in the Company.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: November 25, 2004	Title:	Deputy Company Secretary